[PEMEX LOGO]                         GERENCIA CORPORATIVA DE COMUNICACION SOCIAL

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                            BOLETIN NUM.      303/2003
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                                                                DATE: 11/19/2003

                  PEMEX Opens Economic Bid for Fronterizo Block

         US$ 265 million Bid From Brazilian-Mexican-Japanese Consortium
             Other Bid Disqualified for Failing Bidding Requirements

Mexico City, November 19, 2003 - Petroleos Mexicanos, Mexico's national oil and gas company, today announced the economic proposal for the Fronterizo block Multiple Services Contract (MSC), submitted by a consortium of Mexican, Brazilian and Japanese companies.

The consortium's bid was US$ 264,977,496. Following the review of the proposal, the formal contract award is expected to take place at a ceremony today at 7:00 pm.

The consortium, which was awarded the contract for the Cuervito block on October 23, includes Brazilian company Petroleo Brasileiro SA (Petrobras), the Japanese company Teikoku Oil Co., and the Mexican company D&S Petroleum.

       o Petroleo Brasileiro SA (Petrobras), Brazil's premiere oil company, is considered one of the top energy companies in the world, and operates in numerous countries. In Brazil, Petrobras runs ninety-three production platforms, ten refineries, sixteen thousand kilometers of pipeline, and seven thousand service stations.

       o Teikoku Oil Co., LTD is a Japanese energy company specializing in the exploration and development of petroleum, natural gas and other energy resources. Japan's largest publicly traded natural gas producer, Teikoku also manufactures, sells and leases equipment related to the exploitation of hydrocarbon resources.

       o D&S Petroleum is a subsidiary entity of Mexican company Grupo Diavaz, which has more than 30 years experience providing technical and engineering services to the global energy industry. Among its main projects, Grupo Diavaz has developed hi-tech services related to the exploration and production of hydrocarbons for the national and international energy sector.

A second bidding consortium, which includes Houston, Texas-based Amistad Energy Corporation and Daqing Oilfield Limited Company, a subsidiary of PetroChina, also submitted a technical proposal for the Fronterizo block. However, this proposal was disqualified because it did not meet the administrative requirements set forth in the bidding rules.

In accordance with the transparency procedures established in the Public Works Law, Pemex opened the economic bid on Wednesday morning in the presence of a notary public, a public witness, and representatives of the Federal Controller's Office.

After Pemex reviews the details of the economic proposal - which includes the fees of the works and services to be provided under the contract - and determines that the proposal meets the economic requirements, it will announce the formal contract award in a ceremony this evening.

The Fronterizo block, which will be the fourth block tendered in the MSC program, spans 371 km(2) and comprises six separate gas fields in the State of Nuevo Leon. Fronterizo is expected to generate 100 new wells over the life of the 15-year contract, and increase natural gas production by an estimated 34 million cubic feet per day.

Under the first round of the Multiple Service Contract program, Pemex has already awarded three blocks - Reynosa-Monterrey, Cuervito, and Mision. Reynosa-Monterrey was awarded to the Spanish company Repsol on October 16; and Mision was awarded to a partnership of Techint, its Argentine subsidiary Tecpetrol, and the Mexican drilling company Industrial Perforadora de Campeche
(IPC).

The first four contracts will generate an increase in domestic gas production of approximately 400 million cubic feet per day; new investment of US$ 4 billion; and savings of US$ 750 million arising from the efficiencies and lower costs introduced by the contractors.

Bidding for the Olmos block, which was originally scheduled to take place concurrently with the Fronterizo tender, has been rescheduled to January 14, 2004, in order to allow more time for a bidder to prepare their documents, as permitted by Article 35 of the Public Works Law.

Under the MSCs, Pemex expects to increase its capacity to carry out the Burgos Basin Project, which will increase non-associated natural gas production in northern of Mexico, reduce imports, and help meet the increasing demand for natural gas in the country.

The opening of the economic proposal was transmitted live via webcast on www.csm.pemex.com. The final award will also be webcast at 7:00 pm today.